SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On April 26, 2016, Cnova N.V. issued a press release titled “Cnova N.V. — 1st Quarter 2016 Financial Results” and a press release titled “Cnova N.V. — Update on Internal Review at Cnova Brazil”. Copies of these press releases are furnished herewith as Exhibits 99.1 and 99.2, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2016	CNOVA N.V.

	By:	/s/ VITOR FAGÁ DE ALMEIDA
	Name:	Vitor Fagá de Almeida
	Title:	Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled “Cnova N.V. — 1st Quarter 2016 Financial Results” dated as of April 26, 2016.

99.2	Press release titled “Cnova N.V. — Update on Internal Review at Cnova Brazil” dated as of April 26, 2016.